PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-046982

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2022** AND ENDING **12/31/2022**
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Hamilton Cavanaugh and Associates, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2975 Westchester Avenue, Ste 114
(No. and Street)

Purchase   **NY**   **10577**
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lindsay Hamilton   **(941) 761-6110**   **lindsayh@hamcav.com**
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPAs, PC
(Name – if individual, state last, first, and middle name)

3535 Roswell Road, Ste 32   Marietta   **GA**   **30062**
(Address)   (City)   (State)   (Zip Code)

06/25/2009   **1952**
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lindsay Hamilton _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hamilton, Cavanaugh and Associates, Inc. _____, as of December 31ˢᵗ _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title: _____
Chief Compliance Officer / General Counsel

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Hamilton, Cavanaugh & Associates, Inc.

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NO. 8-46982

FOR THE YEAR ENDED
DECEMBER 31, 2022

(with Report of Registered Independent Public Accounting Firm)

TABLE OF CONTENTS

goldman & COMPANY, CPAS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Hamilton Cavanaugh & Associates, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hamilton Cavanaugh & Associates, Inc.as of December 31, 2022, the related statements of income, changes in stockholder's equity and cash flows for the year ended December 31, 2022 and the related notes and schedules I, and II (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hamilton Cavanaugh & Associates, Inc. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Hamilton Cavanaugh & Associates, Inc.'s management. Our responsibility is to express an opinion on Hamilton Cavanaugh & Associates, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's I- Computation of Net Capital Under SEC Rule 15c3-1, Schedule II-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Hamilton Cavanaugh & Associates, Inc.'s financial statements. The supplemental information is the responsibility of Hamilton Cavanaugh & Associates, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's I, and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2022.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 30, 2023

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

Hamilton, Cavanaugh & Associates, Inc.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash and cash equivalents	$	341,904
Receivable from broker-dealers and plan sponsors		20,565
Receivable from affiliate		577
Property and equipment, less accumulated depreciation		11,710
Right-of-use asset		25,841
Other assets		22,786
TOTAL ASSETS	$	423,383

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Lease liability	$	25,841
Accounts payable and accrued expenses		20,655
Other current liability		8,655
TOTAL LIABILITIES		55,151

STOCKHOLDER'S EQUITY

Common stock, no par value	
200 shares authorized,	
Issued and outstanding	16,000
Additional paid-in capital	150,000
Retained earnings	202,232
TOTAL STOCKHOLDER'S EQUITY	368,232
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 423,383

The accompanying notes are an integral part of this statement.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Hamilton, Cavanaugh & Associates, Inc. (the "Company"), a New York State corporation, is a registered broker-dealer in securities under the Securities Act of 1934 and is a member of the Financial Industry Regulatory Authority and Securities Investor Protection Corporation. The Company is engaged in the sale of variable annuities and mutual funds, primarily in New York and New Jersey.

INCOME TAXES

The Company is organized as an S corporation under the applicable provisions of the Internal Revenue Code. In lieu of corporate income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

The Company has determined that there are no material uncertain tax positions that require recognition or disclosure in its financial statements.

Taxable years ended from December 31, 2019, through the present are subject to examination by the taxing authorities.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company follows ASC Topic 606, "Revenue from Contracts with Customers." Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

6

Hamilton, Cavanaugh & Associates, Inc.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Significant Judgements

Revenue from contracts with customers includes commission income.   The recognition and measurement of revenue is based on the assessment of individual contract terms.   Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time, how to allocate transaction prices where multiple performance obligations are identified, when to recognize revenue based on the appropriate measure the Company's progress under the contract, and whether constraints on variable consideration should be applied due to uncertain future events.

Broker Dealer Commissions and Service Fee Income

The Company generates two types of commission revenues, front-end sales commissions that occur at the point of sale, as well as trailing commissions for which the Company provides ongoing support, awareness and education to its clients. Front-end sales commissions are recognized as revenue on a trade-date basis, which is when the Company's performance obligations in generating the commissions have been satisfied. Commission revenue includes mutual fund, and fixed and variable product trailing fees, which are recurring in nature. These trailing fees are earned by the Company based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and recognized over the period during which services are performed.   Accounts receivable from broker-dealers was $20,565 at December 31, 2022.   Management has determined no allowance for credit losses is necessary at December 31, 2022.

Disaggregated Revenue

Variable Annuities	$	90,908
Service Fees		30,726
Mutual Funds		19,932
12b-1 Fees		7,196
	$	148,222

Hamilton, Cavanaugh & Associates, Inc.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 2: PROPERTY AND EQUIPMENT

Depreciation is calculated by the straight-line method for financial reporting purposes at rates based on the following estimated useful lives.

	YEARS
Equipment	5 – 7
Fixtures	7
Autos	5

At December 31, 2022:

Equipment	$ 471,826
Fixtures	120,886
Autos	262,957
Subtotal	855,669
Accumulated depreciation	(843,959)
Property and equipment, less accumulated depreciation	$ 11,710

NOTE 3: CREDIT AND MARKET RISK

The Company maintains its cash balances at one financial institution. The Federal Deposit Insurance Company (FDIC) insures up to $250,000 of deposits maintained in non-interest-bearing transaction accounts at any member financial institution. At December 31, 2022, the Company had an uninsured balance of $91,904 at a financial institution.

NOTE 4: CONCENTRATION OF CUSTOMER REVENUES AND RECEIVABLES

For the year ended December 31, 2022, Four customers accounted for 85% of the Company's accounts receivable. Five customers accounted for 76% of the Company's revenue.

NOTE 5: COMMITMENTS AND CONTINGENCIES

Lease expense for certain office equipment for the year ended December 31, 2022, was $8,484. The Company's share, net of the expense sharing agreement with Aspire (see Note 6), is $356.

NOTE 6: RELATED PARTY TRANSACTIONS

All related parties are controlled by the stockholder of the Company. Related party transactions for the year ended December 31, 2022, are as follows:

The Company is party to an Expense Sharing Agreement (ESA) with Aspire Advisors, Inc. ("Aspire"), a related company, effective December 2015 and updated to revise allocations in 2022. Under the ESA, the parties allocate certain expenses and services to one another. Company policy is to record the allocations to Aspire as a reduction of expense and the allocations from Aspire to the appropriate expense account. The expenses allocated to Aspire for the year ended December 31, 2022, were:

Hamilton, Cavanaugh & Associates, Inc.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 8: LEASES CONTINUED

Aggregate annual payments under this lease agreement at December 31, 2022 are approximately as listed in the table below:

Year Ending December 31,

2022	$	25,841

NOTE 9: ECONOMIC RISKS

In early 2020, the World Health Organization declared COVID-19 to constitute a "Public health emergency of international concern." The COVID-19 pandemic has disrupted economic markets and the duration, spread, and economic impact of the virus is unknown at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government restrictions or advisories affecting financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 10: SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2022, and through March 30, 2023, the date the financial statements were available to be issued. There have been no material subsequent events that have occurred during such period that would require disclosure in this report or be required to be recognized in the financial statements as of December 31, 2022.

NOTE 11: ACCOUNTS RECEIVABLE

The Company has evaluated its receivables from affiliates and broker dealers and plan sponsors and has determined that no valuation allowance is needed. The accounts receivable at December 31, 2021 was $38,498.

NOTE 12: BASIS OF ACCOUNTING

The Company maintains its books and records on the accrual basis of accounting as required by FINRA and the SEC. The Company is evaluating new accounting standards and will implement as required.

NOTE 13: CASH AND CASH EQUIVALENTS

The Company defines cash equivalents as highly liquid investments with original maturity dates of less than 90 days.